



Daniel Schmachtenberger · 2nd

Working towards a viable civilization...

Encinitas, California · 500+ connections · **Contact info**

Civilization Emerging

Experience

Researcher

Civilization Emerging

Mar 2017 – Present · 2 yrs 11 mos

Growing up home-schooled, Daniel had early exposure to design science (Buckminster Fuller, Jacques Fresco, Permaculture, etc.), systems science and complexity (Fritjof Capra, Stuart Kauffman, etc.), philosophy and psychology (eastern and western approaches), and activism (animal rights, environmental issues, social justice, etc.) His passion has always been at the intersection of these topics – specifically, facilitating the emergence into a mature civilization – that can prevent otherwise impending catastrophes, remediate existing damage, make possible a radically higher quality of life for all sustainably, and support greater realization of our individual and collective potential. **...see more**

 Blog

Podcast Host

Collective Insights

Sep 2017 – Present · 2 yrs 5 mos

Discussions with leading thinkers on topics related to individual and social well-being.

https://neurohacker.com/collective_insights_podcast

 Daniel pink.jpg    Collective Insights Podcast - Neurohack...

Co-Founder, Director of Research and Development

 Neurohacker Collective

Jan 2016 – Jan 2019 · 3 yrs 1 mo

San Diego

Daniel is the director of Research and Development and a Co-Founder at the Neurohacker Collective, where he is focused on developing processes and technologies for advancing medicine and human optimization. He is particularly focused on personalized medicine, adequate approaches to complex illness, and deepening our knowledge of how the l **...see more**

 Home - Neurohacker Collective

Founder, Director of Research and Development

Critical Path Global

2013 – Aug 2016 · 3 yrs

San Diego

Daniel is the Founder of Critical Path Global and the previous think tank that lead to its

Daniel is the Founder of Critical Path Global and the previous think tank that lead to its formation -- Strategic Global Solutions. His background in systems science, human behavior, and activism brought him to focus on the global systems that interconnect and drive our major global challenges. He has spent much of the last decade studying the etiology, scor ...**see more**

Advisory Board Member

The Foundation for Conscious Evolution

2013 – 2015 · 2 yrs

"I consider Daniel to be a primary planetary agent of our survival and thrival. His brilliance, passion and extraordinary capacity to see the whole system in all its parts is unprecedented in

my experience. He is a a genius." ~Barbara Marx Hubbard

Show 2 more experiences ﹀

Education

Maharishi University of Management

Bachelor's degree, Mathematics

1997 – 2001

Mathematics, philosophy, physics, chemistry

Body Mind College

Graduate Studies, Counseling Psychology

2001 – 2005

A.B.D.



